May 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:                             Aberdeen Standard Global Infrastructure Income Fund

File Nos. 333-234722 and 811-23490

Dear Ms. Dubey:

On behalf of Aberdeen Standard Global Infrastructure Income Fund (the “Fund” or the “Registrant”), we are writing to respond to additional comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided telephonically to Katherine Corey on May 11, 2020, relating to the Fund’s initial registration statement on Form N-2 (the “Registration Statement”) with respect to the proposed offering of shares by the Fund (the “Shares”), which was filed on November 15, 2019.

For your convenience, the substance of the Staff’s comments have been restated below.  The Registrant’s responses are set out immediately under each of the Staff’s comments.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.               In the Registrant’s response to the Staff’s comments that were filed on May 1, 2020, please explain how the Registrant’s response to 3.iii.a is consistent with 3.iii.b and 3.iv? Is there an upper limit as to how much the Fund can own of a single sponsor vehicle?

Response:  As noted in the Fund’s response to the Staff’s comments filed on May 1, 2020, the Fund generally does not expect its investments in single sponsor vehicles to result in an affiliated person relationship, and the Adviser will monitor the Fund’s investments to seek to avoid such a relationship by assessing the ownership structure and amount of the Fund’s investments. The Fund generally does not hold voting securities of the sponsor vehicle and generally has limited or no ability to remove the GP of the sponsor vehicle; as a result, regardless of the Fund’s ownership amount, the Fund believes that it would not be deemed to be an affiliated person of the sponsor vehicle and would not have “control” over the sponsor vehicle within the meaning of the 1940 Act.  Nevertheless, the Registrant confirms that, it will limit its ownership of a sponsor vehicle to no more than 50% of the sponsor vehicle’s outstanding interests.

2.               Is the holding company an investment company? If so, is it registered under the 1940 Act, or which exemption from registration does it rely upon?

Response:  No. The holding company is not an investment company because it does not meet the definition of an investment company under the 1940 Act, as it  owns real assets (for example, a power plant), not securities.

3.              Is there a management fee paid to the sponsor at the sponsor vehicle level? If so, why?

Response:  Typically, no management fee is paid to the sponsor at the sponsor vehicle level on co-investment opportunities (i.e., situations where the sponsor offers a Primary Fund that invests alongside the Fund and other investors in the sponsor vehicle). This is because the sponsor is already receiving a management fee from the Primary Fund, which also invests in the sponsor vehicle, and the other investors in the sponsor vehicle are generally also investors in the Primary Fund. A sponsor may seek to charge a carried interest on the performance of the co-investment which will be negotiated on a case-by-case basis.

However, investment opportunities may arise where a sponsor does not offer a “Primary Fund” (referred to as “Stand-Alone Opportunities” in the Registration Statement).  In this case, the sponsor may charge a fee for the services it provides.  Although the sponsor is not managing a portfolio of investments, it is executing the ongoing business plan of the underlying asset in order to create value at the asset level by increasing and/or stabilizing the operating cash flow profile of the asset, from which all investors in the sponsor vehicle seek to benefit. For its services, it will seek to charge a fee to the sponsor vehicle. In these situations, the sponsor will also typically charge a carried interest on the performance of the sponsor vehicle’s investment in order to further align the interests of the sponsor and those of the investors in the sponsor vehicle.  The Registrant notes that Stand-Alone Opportunities are generally rarer than the co-investment opportunities described above.   The Fund will add disclosure to the Registration Statement in a pre-effective amendment describing the potential for the Fund to incur such fees.

4.              How will expenses of the sponsor vehicle be reflected in the Fund’s fee table?

Response:  For the Fund’s initial registration statement, because the Fund will not yet have commenced operations and will not have any specific sponsor vehicles in which it immediately plans to invest, it will estimate the expenses of sponsor vehicles based on prior investments made by the Adviser and will include such estimates under Acquired Fund Fees and Expenses  in the fee table (to the extent that such expenses exceed 0.01% of the Fund’s average net assets).

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If you have any questions, please call me at (215) 405-5724.

Sincerely,

/s/ Katherine A. Corey, Esq.

Katherine A. Corey, Esq.
U.S. Counsel

cc:                                Lucia Sitar, Esq.

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.